EXHIBIT 8.1

Fox Rothschild LLP
Attorneys at Law
101 Park Avenue, 17th Floor
New York, NY 10178
Tel (212) 878-7900 Fax (212) 692-0940
www.foxrothschild.com

September 7, 2017
Vicon Industries, Inc.
135 Fell Court
Hauppauge, New York 11788

Ladies and Gentlemen:
We have acted as counsel to Vicon Industries, Inc. (“Vicon”), a New York corporation, in connection with the distribution by Vicon to holders of its outstanding common stock, at no charge, of nontransferable subscription rights (“Rights”) to purchase an aggregate of up to 9,348,388 shares of Vicon common stock, par value $0.01 per share (the “Transaction”). Vicon common stock is traded on the NYSE American exchange under the symbol “VII.” Vicon does not have any authorized or outstanding shares other than shares of common stock.
In the Transaction, each holder of shares of Vicon common stock will receive, at no charge, a fixed number of Rights for each share of common stock owned by the holder at 5:00 p.m., New York City time, as of the record date. The subscription price will be payable in cash, and must be received by the subscription agent before the expiration of the Rights offering. Each subscription right will include a basic subscription privilege to purchase one share, which must be purchased with each Right exercised. If a holder of shares of Vicon common stock exercises subscription privileges for all shares it owns, the holder may exercise an oversubscription privilege to purchase at the same price a portion of any Rights offering shares not purchased by other stockholders exercising their subscription privileges in full, subject to certain limits. No fractional Shares will be issued in the rights offering.
In connection with the transaction, Vicon has entered into the Investment Agreement with NIL Funding Corporation (“NIL”), a Delaware corporation, dated as of July 27, 2017 (the “Backstop Commitment”), pursuant to which NIL has agreed to purchase from Vicon, at the price per share equal to the subscription price, shares of Vicon common stock with an aggregate subscription price equal to the lesser of (i) $3.0 million, or (ii) $5.0 million minus the aggregate gross proceeds of the Rights offering. As of the record date for the offering, NIL, together with its affiliates, beneficially owns approximately 17.4% of Vicon common stock. Pursuant to the terms of the Backstop Commitment, NIL may not purchase shares of Vicon common stock to the extent that as a result thereof, NIL and its affiliates would own in excess of 50% of outstanding shares of Vicon common stock.
As to all matters of fact (including factual conclusions and characterizations and descriptions of purpose, intention or other state of mind), we have relied, with your permission, entirely upon (a) the representations and warranties of the parties set forth in the Transaction Documents (as defined below) and (b) certificates of certain of the officers of the Parties, and have assumed, without independent inquiry, the accuracy of those representations, warranties, and certificates.
In connection with this opinion letter, we have examined originals or copies, or final drafts of the following documents:

(i)the Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on August 7, 2017, under the Securities Act of 1933, as amended (the “Registration Statement”);
(ii)the Backstop Commitment; and
(iii)the Subscription and Information Agent Agreement by and between Vicon and Broadridge Corporate Issuer Solutions, Inc., a company having its principal offices in Philadelphia, Pennsylvania, dated July 18, 2017 (the “Agent Agreement”).

We have also examined such other records and agreements, instruments, certificates and other documents as we have deemed necessary or appropriate for the purposes of this opinion letter.
In addition, we have made such investigations of such matters of law as we deemed appropriate as a basis for the opinions expressed below. We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such other documents, certificates, papers, statutes, authorities and records as we have deemed relevant or necessary as a basis for the opinions set forth herein. In all such examinations made by us in connection with this opinion letter, we have assumed the genuineness of all signatures, that any signature purported to be made by an attorney in fact pursuant to a power of attorney has been effectively made pursuant to a valid power of attorney executed by the principal, the completeness and authenticity of all records and all documents submitted to us as originals, and the conformity with the originals of all documents submitted to us as copies thereof. With your permission, we have assumed that each party to the Backstop Commitment and to the Agent Agreement has the power and authority, corporate or other, to enter into and perform all obligations thereunder, has authorized the execution, delivery and performance of such agreements, has duly executed and delivered such agreements, and will fully comply with the terms of such agreements.
Except as expressly set forth in this opinion letter, we have not undertaken any independent investigation to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations and statements of Vicon and others in connection with the preparation and delivery of this letter.
Based on the foregoing and in consideration of such other matters as we have deemed appropriate, we are of the opinion that as of the date hereof, the statements in the Registration Statement under the heading “U.S. Federal Income Tax Consequences,” insofar as they describe certain U.S. federal income tax consequences of the Transaction, are correct. Please note that as stated therein, there is lack of authority directly addressing application of Section 305(a) of the Internal Revenue Code of 1986, as amended, to rights offerings, including ones that incorporate backstop commitments by certain shareholders.
In rendering the foregoing opinions, we do not express any opinion as to any laws other than the federal income tax laws of the United States of America.
The opinion in this opinion letter is based on the existing provisions of the Internal Revenue Code of 1986, as amended, and Treasury regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service, and existing case law, any of which could be changed at any time. Any such changes may be retroactive in application and could modify the legal conclusions on which our opinions are based. This opinion letter is rendered as of today and we undertake no obligation to update this opinion letter or advise you of any changes if there is any change in legal authorities, facts, assumptions, or documents on which this opinion letter is based (including the taking of any action by any party to the documents pursuant to any opinion of counsel or a waiver), or any inaccuracy in any of the assumptions on which we have relied in rendering this opinion letter unless we are specifically engaged to do so in writing. This opinion letter was not written and is not intended to be used and cannot be used by any taxpayer for purposes of avoiding United States federal income tax penalties that may be imposed.
We consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to this firm under the captions “Legal Matters” and “U.S. Federal Income Tax Consequences” in the prospectus contained therein. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

/s/ Fox Rothschild LLP